December 19, 2016

VIA EDGAR

Ms. Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Cole Real Estate Income Strategy (Daily NAV), Inc.
Form 10-K
Filed March 29, 2016
File No. 000-55187

Dear Ms. Barros:

We are writing in response to your letter dated December 5, 2016, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) of Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”). For your convenience, your comments are restated in italics prior to the Company’s responses to the comments below.

Form 10-K for the year ended December 31, 2015

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information, page 49

1.
In future filings, to the extent that the obligation to pay trail fees is excluded or assigned no value in your net asset value calculation, please explain the specific reasons why you measured the trail fee in such a manner and clarify that, as a result, the net asset value and net asset value per share do not reflect any obligation to pay future trail fees. Additionally, please also include disclosure of the liability accrued for future trail fees under GAAP.

The Company’s estimated liability for future dealer manager and distribution fees (“trail fees”), which are accrued at the time each applicable share is sold, has no effect on the Company’s net asset value (“NAV”). In the Company’s future Annual Reports on Form 10-K, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, the Company will explain that, because NAV is intended to reflect the estimated value of the Company on the date that NAV is determined, NAV and NAV per share at any given time will not reflect any obligation to pay future trail fees that may become payable after the date NAV is determined. Additionally, the Company will also disclose in the Company’s Annual Report on Form 10-K the amount of the liability accrued for future trail fees under GAAP.

Ms. Sonia Gupta Barros
Securities and Exchange Commission
December 19, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Portfolio Information, page 56

2.	In future filings, please disclose your average effective annual rent per square foot. Alternatively, tell us why you believe this disclosure is not material.
Beginning on page 56 of the Form 10-K, the Company includes three tables that disclose the gross annualized rental revenue, which is presented net of free rent and tenant concessions, and leased square feet for its portfolio broken out by tenant diversification, tenant industry diversification and geographic diversification. In future Annual Reports on Form 10-K, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, the Company will present these tables with an additional column disclosing the Company’s gross annualized rental revenue per square foot. The Company believes this disclosure is more meaningful to an investor than presenting a single number representing the average effective annual rent per square foot of the entire portfolio, given the variation in rents as a result of industry, tenant and geographic diversification.

Distributions, page 62

3.
We note your discussion of distributions paid compared to cash flow from operations for the reporting period and last fiscal year. In future filings, please consider disclosing the relationship of the total distributions paid since inception, including any amounts reinvested through the DRIP, and cumulative earnings or cash flow from operations. Alternatively, tell us why you believe this disclosure is not material.

In the Company’s future Annual Reports on Form 10-K, beginning with the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2016, the Company will disclose the relationship of the total distributions paid since inception, including any amounts reinvested through the Company’s distribution reinvestment plan, and cumulative earnings or cash flow from operations.

If you have any questions, please feel free to contact me at (602) 778-6081.

Sincerely

/s/ Nathan D. DeBacker

Nathan D. DeBacker
Chief Financial Officer and
Treasurer

cc:    David H. Roberts, Esq.
Goodwin Procter LLP